Financial Gravity Companies, Inc.

800 N. Watters Rd., Suite 120

Allen, Texas 75013

January 4, 2017

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Financial Gravity Companies, Inc. Form 8-K Filed October 12, 2016 Response dated November 23, 2016 File No. 1-34770

Dear Mr. Schwall:

We received your letter dated December 12, 2016 with comments to the referenced Current Report on Form 8-K for Financial Gravity Companies, Inc. (formerly named Pacific Oil Company), File No. 1-34770. We have restated the Commission’s comments below and have included our responses to each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 6

Liquidity and Capital Resources, page 7

Line of Credit and Notes Payable, page 8

1.	Please identify the lenders and personal guarantors of your line of credit and note payable. In addition, we note that your response to comment 10 does not propose filing the agreements governing your line of credit and note payable. Please file the agreements or tell us why you believe this is not required. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The 8-K will be amended to reflect the following:

The Company has a revolving line of credit with Wells Fargo Bank, N.A. in the amount of $55,000. Amounts drawn under this line of credit are due on demand, and monthly interest and principal payments are required. The interest rate on the line of credit is 7.5%. This line of credit is secured by the personal guarantee of Mr. John Pollock, the Chairman of the Board and Chief Executive Officer of the Company. The balance outstanding on this line of credit was $19,994 as of June 30, 2016.

U.S. Securities and Exchange Commission

January 4, 2017

The line of credit documentation is filed as exhibit 10.1 to this Form 8-K.

With the acquisition of TaxCoach Software, LLC, the Company also acquired a promissory note payable to The Huntington National Bank. The note permits maximum borrowings of $100,000. Interest is paid monthly at prime plus 1.25% and the balance is due on demand. The facility matures in February 2017, is collateralized by substantially all assets of TaxCoach Software, LLC, and is secured by a personal guarantee from Keith VandeStadt, a significant stockholder of the Company. The balance outstanding under the note was $93,797 at June 30, 2016.

The promissory note and related documentation are filed as exhibits 10.2, 10.3, and 10.4 to this Form 8-K.

Security Ownership and Certain Beneficial Owners and Management, page 9

2.	Your response to comment 8 indicates that Mr. Lyon and Mr. VandeStadt are the beneficial owners of more than five percent of your common stock as a result of their respective 43% and 47% ownership of Tax Coach Software at the time of your acquisition of this company. To the extent that the shares disclosed as owned by Mr. Lyon and Mr. VandeStadt include any of the same securities, please include clarifying disclosure as appropriate to avoid confusion. Refer to Item 403(a) of Regulation S-K and Instruction 5 thereto.

Response:

Please reference response #4 below. The shares of Company common stock received by an entity owned by Mr. Lyon, do not include any of the shares of Company common stock received by an entity owned by Mr. VandeStadt. Their respective holdings of Company common stock are completely separated.

Directors and Executive Officers, page 9

3.	We note your response to comment 6. Please revise to clarify the business experience of Mr. Crowley and Mr. Williams during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on. For example, please clarify the dates Mr. Williams has served as Chief Executive Officer of Bison Financial Group, and Vice Chairman and Chief Financial Officer of Halo Companies, Inc., and explain the principal business of each of these companies. Refer to Item 401(e)(1) of Regulation S-K.

Response:

The Form 8-K will be amended to add the following wording:

Paul O. Williams, 60, has served on our Board of Directors and as Vice Chairman of the Board since 2015, and has served as our Chief Financial Officer and Assistant Secretary – Assistant Treasurer since 2016. He graduated from Austin College in Sherman, Texas in 1978 and the Institute for Organization Management in Washington, DC in 1982. Since 2007, Mr. Williams has served as Chief Executive Officer of Bison Financial Group, Inc., a corporate financial advisory and business development firm serving middle market growth companies. Through Bison Financial Group, Mr. Williams personally provides corporate financial advisory and business development consulting services.

U.S. Securities and Exchange Commission

January 4, 2017

Mr. Williams also currently serves as Chairman of the Board of the following private companies: Curtis Mathes, Inc. (since 2013); Championship Sports Group, Inc. (since 2012); Triton Consolidated, Inc. (since 2016); Day One Consulting, Inc. (since 2016); and Investor Relations, Inc. (since 2016). Mr. Williams also currently serves as Vice Chairman of the Board and Chief Financial Officer of Dynamic Chemical Solutions, Inc. (since 2016), and is on the Board of Directors of the Frisco (Texas) Chamber of Commerce.

On behalf of Halo Companies, Inc. (OTC: HALN), Mr. Williams has served as Vice Chairman of the Board, Treasurer, and Assistant Secretary from 2009 to Present, and Served as Chief Financial Officer from 2009 to 2012 and from 2015 to Present. Halo Companies, Inc. is a nationwide distressed asset services company, providing technology-driven asset management, portfolio due diligence, acquisition, repositioning and liquidation strategies for the private investment and mortgage servicing industry.

The breadth of Mr. Williams’ entrepreneurial and financial services experience led the Board of Directors to the conclusion that he is qualified to serve as a director for the Company. Mr. Williams’ specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for the Company:

o	Over 30 years of business experience, primarily in capital markets, mergers, and acquisitions
o	Chief Executive Officer of Bison Financial Group, a corporate financial advisory and business development firm serving middle market growth companies
o	Has served as both officer and director of other public companies
o	Financial Gravity is the third public company for which Mr. Williams is serving as Chief Financial Officer
o	Within the last 5 years, Mr. Williams served as Vice-Chairman of the Board and Chief Financial Officer at Halo Companies, Inc., a public company

A. David Crowley, 60, began at Financial Gravity Companies as Chief Sales Officer in January 2013, has served on our Board of Directors and as Secretary of the Board since January 2015, and served as our President and Chief Strategy Officer since June 2016. He graduated from University of MO - Rolla with a BS in Electrical Engineering in June 1978 and the University of MN with an MS in Electrical Engineering in April 1986. Mr. Crowley owned and operated Resonate, Inc., a management consulting and training company for small business owners from July 1999 to July 2008, co-owned 80/20 Health Insurance, an insurance agency with over 20 field agents in Colorado from January 2004 to December 2010 and co-owned United Meridian Insurance, a property & casualty agency in Colorado from January 2010 to December 2012. Mr. Crowley’s specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for the Company:

o	21 years as an Engineer with high technology computer company
o	10 years of project management and process engineering experience at General Motors helping develop their vehicle development process
o	5 years teaching graduate school Management Information Systems course at Walsh College
o	8 years of financial services experience in health, life and property & casualty insurance business
o	4 years of tax business experience with Financial Gravity developing the process that the company now uses to sell tax services to business owners and to expand nationally to financial advisors

U.S. Securities and Exchange Commission

January 4, 2017

Certain Relationships and Related Transactions, page 11

4.	We note your response to comment 8. However, we re-issue our prior comment in part. Please disclose all transactions required to be disclosed by Item 404(d) and 404(a) of Regulation S-K. In this regard, we note the following transactions discussed in Note 12 to your financial statements as provided in Exhibits 99.1 and 99.2, and at page 8 of your Form 8-K:

▪	The services provided to you by a board member that resulted in expenses of $60,000 for the fiscal year ending December 31, 2015 and $30,000 for the six months ended June 30, 2016; and

▪	The personal guarantees provided for the line of credit and note payable.

For each transaction required to be disclosed, please also disclose all information about the transaction as required by Item 404(a) of Regulation S-K:

▪	Identify the entities and disclose the approximate dollar value of the shares issued to the entities owned by Mr. Lyon and Mr. VandeStadt; and

▪	Identify the consulting firms and describe the nature of the services provided by such firms.

Please revise your filing accordingly.

Response:

The Form 8-K will be amended to reflect the following:

Certain Relationships and Related Transactions

Except as set forth below, none of the Company’s directors or officers, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s shares, nor any relative or spouse of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction to which the Company was a party, and in which the amount involved exceeds the lesser of (i) $120,000 or (ii) one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years.

Bison Financial Group, whose Chief Executive Officer is Mr. Paul Williams, has provided corporate financial advisory and business development services to the Company for a flat fee of $5,000 per month. The provision of services commenced in 2014, during which time Mr. Williams had no formal affiliation with the Company. The provision of services by Bison Financial Group continued in 2015, during which time the Company paid Bison Financial Group an aggregate of $60,000. During 2015, Mr. Williams was appointed to the board of directors of the Company and consequently became an affiliate of the Company. The provision of services by Bison Financial Group continued in 2016, during which time the Company paid Bison Financial Group an aggregate of $30,000 for the six-months ended June 30, 2016. In 2016, Mr. Williams was appointed as Chief Financial Officer of the Company.

U.S. Securities and Exchange Commission

January 4, 2017

Effective as of October 1, 2015, Financial Gravity, a subsidiary of the Company, purchased all of the equity interests of Tax Coach Software, LLC, an Ohio limited liability company, for aggregate consideration of 2,000,000 shares of the common stock of Financial Gravity (the “Tax Coach Software Transaction”). The Purchase Agreement for the Tax Coach Software Transaction was amended effective as of March 25, 2016 to give effect to a three-for-one (3:1) forward split of the Financial Gravity common stock, bringing the aggregate consideration to 6,000,000 shares of the common stock of Financial Gravity.

TaxTuneup, LLC, which is an entity owned by Mr. Edward A. Lyon, a current director of the Company, received approximately 43% of the shares of Financial Gravity issued in the Tax Coach Software Transaction, then having an approximate value of $864,500. As a consequence of such issuance, Mr. Lyon is the beneficial owner of 7.2% of the Company’s common stock as of September 30, 2016 (after giving effect to the Merger).

Additionally, Van Data, LLC, which is an entity owned Keith VandeStadt, a greater than 5% beneficial shareholder of the Company, received approximately 47% of the shares of Financial Gravity issued in the Tax Coach Software Transaction, then having an approximate value of $940,500. As a consequence of such issuance, Mr. VandeStadt is the beneficial owner of 7.8% of the Company’s common stock as of September 30, 2016 (after giving effect to the Merger).

In the Tax Coach Software Transaction, the shares of Company common stock received by TaxTuneup, LLC (owned by Mr. Lyon), do not include any of the shares of Company common stock received by Van Data, LLC (owned by Mr. VandeStadt). Their respective holdings of Company common stock are completely separated.

During calendar 2015, Financial Gravity paid $218,990 to Van Data, LLC, a consulting firm owned and controlled by Keith VandeStadt, in compensation for maintaining the TaxCoach Software application and data, making enhancements and modifications to software as needed, maintaining server platform and web environment, applying updates to licensed content, and other services agreed upon in writing.

During calendar 2015, Financial Gravity paid $198,000 to Tax Tuneup, LLC, a consulting firm owned and controlled by Mr. Lyon, in compensation for services not related to his roles as an officer and director of Financial Gravity. The services rendered to Financial Gravity involved involved providing weekly content for company newsletters, hosting weekly events, hosting additional webinars as needed, and other services agreed upon in writing.

On December 30, 2014, the Company acquired 100% of the capital stock of Cloud9 Holdings Company. In consideration of such purchase, the Company issued 438,159 shares of Company common stock to the selling shareholder. The selling stockholder in the transaction was Mr. Paul Boyd, then serving as Chief Operating Officer of the Company. The shares of Company common stock which served as the consideration in the transaction had an approximate value of $438,159. In connection with the transaction, the Company also agreed to pay $132,682 of pre-existing expenses, including a payable to Mr. Boyd.

U.S. Securities and Exchange Commission

January 4, 2017

Item 3.02. Unregistered Sales of Equity Securities, page 13

5.	We note your response to comment 9, but we re-issue our prior comment in part. Please ensure that your discussion of the issuances includes all information required by Item 701 of Regulation S-K. In this regard, we note that you have not provided the date of sale, the persons or class of persons to whom the securities were sold, or the aggregate offering price for all issuances. In addition, we note an issuance of 180,000 shares of common stock is disclosed at page 20 of Exhibit 99.2. Please provide all of information required by Item 701 of Regulation S-K for this transaction and the other transaction required to be disclosed.

Response:

The Form 8-K will be amended as follows.

Under Item 3.02, the subheading “Issuances by Financial Gravity” will be amended to read as follows:

During the year ended December 31, 2014, Financial Gravity, a subsidiary of the Company, issued 1,150,000 shares of common stock to a number of accredited investors pursuant to a private placement, for an aggregate price of $1,150,000. The private placement continued through October 31, 2015. During the 10-month period ended October 31, 2015, Financial Gravity issued an additional 850,000 shares of common stock to a number of accredited investors pursuant to the private placement, for an aggregate price of $850,000.

Effective July 2015, Financial Gravity granted to two non-employee directors, 50,000 shares (each) of restricted common stock in lieu of the issuance of stock options.

Effective October 1, 2015, Financial Gravity issued 6,000,000 shares of restricted common stock pursuant to the Tax Coach Software Transaction referenced above.

Effective November 4, 2015, Financial Gravity issued 50,000 shares of restricted common stock to one accredited investor pursuant to a private placement, for an aggregate price of $50,000.

Subsequent to June 30, 2016, Financial Gravity issued 180,000 shares of restricted common stock to one accredited investor pursuant to a private placement, for an aggregate price of $180,000.

The sales of the securities identified above were made pursuant to privately negotiated transactions that did not involve a public offering of securities and, accordingly, Financial Gravity believes that these transactions were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. Each investor represented that such investor either (A) is an “accredited investor,” (B) has such knowledge and experience in financial and business matters that the investor is capable of evaluating the merits and risks of acquiring the shares of Financial Gravity common stock or preferred stock, or (C) appointed an appropriate person to act as the investor’s purchaser representative in connection with evaluating the merits and risks of acquiring the shares of Financial Gravity common stock. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

U.S. Securities and Exchange Commission

January 4, 2017

Exhibit List, page 17

6.	We note your response to comment 10. Please file an amended Form 8-K that includes all required exhibits to be filed.

Response:

The following exhibits will be added, including the agreements reached in connection with all material acquisitions:

Exhibit Number	Description

3.1 *	Articles of Incorporation filed December 5, 2005

3.2 *	Certificate of Amendment filed January 4, 2013

3.3 *	Certificate of Amendment filed July 26, 2013

3.4 *	Certificate of Change filed February 9, 2015

3.5	Certificate of Amendment filed October 31, 2016 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on November 7, 2016 (Commission File No. 1-34770))

3.6	Certificate of Correction filed November 1, 2016 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on November 7, 2016 (Commission File No. 1-34770))

3.7	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on November 23, 2016

10.1 *	Business Direct Credit Application, plus Agreement and Personal Guarantee, dated February 25, 2011, executed by John Pollock on behalf of Business Legacy, Inc. (and as guarantor) in favor of Wells Fargo Bank, N.A., related to a line of credit granted to Business Legacy, Inc.

10.2 *	Promissory Note dated February 28, 2014 in the original principal amount of $100,000, payable by TaxCoach Software, LLC to The Huntington National Bank, Columbus, Ohio

10.3 *	Commercial Security Agreement dated February 28, 2014, executed by TaxCoach Software, LLC in favor of The Huntington National Bank, Columbus, Ohio

10.4 *	Commercial Guarantee executed by Keith VandeStadt, related to the Promissory Note dated February 28, 2014 in the original principal amount of $100,000, payable by TaxCoach Software, LLC to The Huntington National Bank

U.S. Securities and Exchange Commission

January 4, 2017

10.5 *	Stock Purchase Agreement made as of August 12, 2015 by and among Cloud9Accelerator, LLC, a Texas limited liability company doing business as Financial Gravity Ventures, The David and Ricki Jackson Revocable Trust, under Trust Agreement dated October 12, 2010, and SASH Corporation, an Oklahoma corporation doing business as Metro Data Processing

10.6 *	Purchase Agreement dated effective as of October 1, 2015 by and between Financial Gravity Holdings, Inc., a Texas corporation and the holders of all of the issued and outstanding membership interests of Tax Coach Software, LLC, an Ohio limited liability company

10.7 *	Amendment to Purchase Agreement by and between Financial Gravity Holdings, Inc. and the holders of all of the issued and outstanding membership interests of Tax Coach Software, LLC, dated effective as of March 25, 2016

10.8 *	Escrow Agreement, dated effective as of March 25, 2016 by and among Financial Gravity Holdings, Inc., a Texas corporation, each of the holders of all of the issued and outstanding membership interests of Tax Coach Software, LLC, Edward A. Lyon, as representative of the Sellers, and American Escrow Company, as escrow agent (replaced by Amended and Restated Escrow Agreement)

10.9 *	Amended and Restated Escrow Agreement, dated effective as of March 25, 2016 by and among Financial Gravity Holdings, Inc., a Texas corporation, each of the holders of all of the issued and outstanding membership interests of Tax Coach Software, LLC, Edward A. Lyon, as representative of the Sellers, and American Escrow Company, as escrow agent

10.10 *	Company Distribution Notice pursuant to the Amended and Restated Escrow Agreement

21 *	Listing of subsidiaries

* Filed herewith

Exhibit 99.1

Independent Auditor’s Report, page 1

7.	We note your response to prior comment 11 explaining that your auditors did not indicate adherence to PCAOB auditing standards in their opinion because they had been “closely involved with the preparation” of your financial statements and therefore “did not meet the PCAOB independence standard.” You also explain that with the change in your fiscal year-end from December 31 to September 30, you will recast the financial statements and obtain a new audit from the same auditors. However, based on the information in your response, it does not appear that your auditors meet the qualification requirements in Rule 2-01(b) of Regulation S-X, either with regard to the financial statements that were required in the Form 8-K, or the financial statements that you plan to present in a subsequent filing based on the year-end of September 30, 2016, as independence must be maintained during all periods covered by the financial statements and during the audit engagement periods. Please refer to the examples of non-audit services in Rule 2-01(c)(4) of Regulation S-X that will generally preclude an accountant from being considered independent for purposes of reporting on financial statements that are provided in filings with the SEC. Unless you are able to show that these do not apply in your circumstances, you will need to engage other public accountants that are independent and registered with the PCAOB for any audit of the recast financial statements and to reaudit the financial statements that were required in the Form 8-K.

U.S. Securities and Exchange Commission

January 4, 2017

Response:

Following phone discussions with several members of the SEC accounting staff, the Company and Lane Gorman Trubitt, LLC (“LGT”) agreed that engaging a new audit firm to perform an audit of the two years ended September 30, 2016 and 2015 (the Company’s fiscal year end) was the most prudent course of action. Consequently, on December 20, 2016, LGT resigned as auditors of the Company. On December 26, 2016, the Company engaged the firm of Whitley Penn LLP (“Whitley Penn”) as the new independent auditors, to perform an audit of the years ended September 30, 2016 and 2015. A current report on Form 8-K to announce the resignation, and the new engagement, has been filed.

Due to the change of auditors, the Company filed a Form 12b-25 in order to extend to January 16, 2017, the filing of the Company’s annual report on Form 10-K. The Company and Whitley Penn both believe that the extended deadline of January 16, 2017 is achievable.

The Company had provided a 2-year audit report for the years ended December 31, 2015 and 2014 (the fiscal year end for the accounting acquirer) with the Form 8-K filed on October 12, 2016. With the change in auditors and the engagement of Whitley Penn to perform an audit of the two years ended September 30, 2016 and 2015, the Company will file an amended Form 8-K containing audited financials for the years ended September 30, 2016 and 2015.

***

U.S. Securities and Exchange Commission

January 4, 2017

The Company acknowledges that:

•       The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please let me know if you have further questions, or if you require further clarification on our responses provided. And thank you for your professional attention.

Respectfully,

/s/ John Pollock

Chief Executive Officer